

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 9, 2024

Xin Sun
Chief Executive Officer
China Health Industries Holdings, Inc.
3199-1 Longxiang Road, Songbei District, Harbin City
Heilongjiang Province
People's Republic of China

   Re: China Health Industries Holdings, Inc.
     Form 10-K for Fiscal Year Ended June 30, 2023
     File No. 000-51060

Dear Xin Sun:

  We have reviewed your January 8, 2024 response to our comment letter and have the following comment. Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 27, 2023 letter.

Form 10-K for Fiscal Year Ended June 30, 2023

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 30

1. We note your statement that you reviewed your shareholders' list in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission.

  Please contact Charlie Guidry at 202-551-3621 or Christopher Dunham at 202-551-3783 with any other questions.

        Sincerely,

        Division of Corporation Finance
        Disclosure Review Program

cc: Elizabeth Fei Chen